UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

Kappa Holding B.V.
(Translation of Registrant’s Name Into English)

Dr. Holtroplaan 5
NL-5652 XR Eindhoven
The Netherlands
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fourth Quarter 2004 Report

December 31, 2004

of

Kappa Packaging

(€ in millions)	Fourth Quarter 2004	Fourth Quarter 2003	% change	Full Year 2004	Full Year 2003	% change
Sales	673.0	683.2	-/- 1.5%	2,786.2	2,841.7	-/- 2.0%
EBITDA (*)	88.2	105.5	-/-16.4%	406.1	441.3	-/- 8.0%
EBITDA (*) as % of sales	13.1%	15.4%		14.6%	15.5%

(*):                           Before exceptional items of €9.8 million in the fourth quarter of 2004 (fourth quarter of 2003: €12.0 million), (full year 2004: €14.5 million; full year 2003: €24.0 million).

Eindhoven, March 24th 2005

Forward-looking statements

Certain statements in this report are not historical facts and are “forward looking” (as such term is defined in the US Private Securities Litigation Reform Act of 1995). Words such as “believes”, “expects”, “may”, “intends”, “will”, “should” or “anticipates” and similar expression or the negative thereof are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements include, but are not limited to, statements regarding future results or occurrences. We caution you that any forward-looking statements involve predictions and are inherently subject to risks, uncertainties and assumptions. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein may not occur. More information about potential factors that could affect our business and financial results is included in Kappa Holding B.V.’s most recent annual report on Form 20-F, and the other reports submitted from time to time to the US Securities and Exchange Commission.

Use of Terms

Unless the context otherwise requires, references in this Fourth Quarter 2004 Report to the “Group”, “Kappa Packaging”, the “Company”, “we”, “our”, “ours” and “us” are to Kappa Holding B.V. and its subsidiaries.

Financial results, Kappa Packaging

(€ in millions)

General

Accounting principles

The accounting principles of Kappa Packaging did not change compared with the principles applied in the Group’s financial statements for 2003.

As of January 1, 2005, the accounting for employee benefits changed as a result of the adoption of “International Accounting Standard 19 – Employee Benefits (IAS 19)” into the Dutch guidelines for Annual Reporting (“RJ271(new)”). The effect of the adoption of IAS 19, is an increase in the provisions for employee benefits of approximately € 183 million (€ 163 million net of taxation) against equity as at January 1, 2005; the comparative figures for 2004 have, in accordance with Dutch GAAP, not been adjusted.

External reporting

The financial information included in the Fourth Quarter 2004 Report is unaudited.

Fourth Quarter Results

Sales of Kappa Packaging decreased by € 10.2 million, or 1.5%, to € 673.0 million in the fourth quarter of 2004 from € 683.2 million in the fourth quarter of 2003. Sales volumes in our Paper & Board segment increased in the fourth quarter of 2004 by 6.6% compared to the same period last year, whereas sales volumes in our Packaging segment were on the same level.

EBITDA of Kappa Packaging (before exceptional items of € 9.8 million in the fourth quarter of 2004 and € 12.0 million in the fourth quarter of 2003) decreased by € 17.3 million, or 16.4%, to € 88.2 million in the fourth quarter of 2004 from € 105.5 million in the fourth quarter of 2003. The decrease of EBITDA is mainly the result of lower average prices for packaging products.

Compared to the third quarter 2004, EBITDA (before exceptional items) decreased by € 12.0 million, or 12.0%, from € 100.2 million. This decrease is mainly the result of higher average raw material prices (especially virgin fibers) in our Paper & Board segment and lower sales volumes in our Packaging segment.

In the fourth quarter of 2004, the decision was made to close down our French corrugated packaging plant Kappa Central Pac in Melun for which a restructuring provision was set up in the amount of € 7.4 million.

EBITA (before exceptional items) decreased in the fourth quarter of 2004 by € 11.4 million, or 21.8%, to € 40.9 million from € 52.3 million as a result of decreased EBITDA (before exceptional items) of € 17.3 million and lower depreciation expenses of € 5.9 million.

Year-to-date Results

Sales of Kappa Packaging decreased by € 55.5 million to € 2,786.2 million, or 2.0%, from € 2,841.7 million in 2003. Increased sales volumes (+2.4%) in both our Paper & Board segment (+3.3%) and Packaging segment (+1.2%) could not offset lower average sales prices in mainly our Packaging segment.

EBITDA (before exceptional items) decreased by € 35.2 million, or 8.0%, to € 406.1 million in 2004 from € 441.3 million last year mainly due to lower EBITDA in our Packaging segment of € 44.9 million, partly offset by increased EBITDA in our Paper & Board segment of € 12.4 million.

EBITA (before exceptional items) decreased by € 31.3 million, or 12.0%, to € 228.9 million from € 260.2 million as a result of decreased EBITDA (before exceptional items) of € 35.2 million and lower depreciation expenses of € 3.9 million.

Exceptional items for the year 2004 amounted to € 14.5 million compared to € 24.0 million in 2003.

The 2004 exceptional costs mainly relate to the decision in the fourth quarter of 2004 to close down our French corrugated packaging plant Kappa Central Pac in Melun (€ 7.4 million), additional costs for the closure of Kappa Mennecy Paper (€ 1.4 million) and additional lay-offs of employees at various sites.

In 2003 exceptional costs mainly related to management’s decision to reduce the total number of employees by 600 and the close down of Kappa Mennecy Paper, Kappa Štúrovo Solid Board and Kappa Moscow.

Financial expenses in 2004 amounted to € 230.2 million, representing a decrease of € 7.6 million, or 3.2% from € 237.8 million in 2003.

The taxation loss for the year 2004 amounted to € 33.9 million compared to a taxation gain of € 6.5 million for the year 2003. The 2004 taxation loss includes a net addition of € 45.7 million to the valuation allowances for tax carry forward losses, mainly for tax carry forward losses in the Netherlands.

Post balance sheet events

Kappa Packaging have appointed Goldman Sachs to undertake a review of our strategic position within the evolving European market, so as to best place ourselves for continued successful development. In this respect, Kappa Packaging and one of its competitors commenced preliminary talks that may or may not lead to a transaction.

The Company secured a committed refinancing package to replace the existing Senior Credit Facilities by new Facilities of € 1,440.0 million in total.

Financial review of Fourth Quarter 2004

Kappa Packaging (€ in millions)	Fourth Quarter 2004	% of sales	Fourth Quarter 2003	% of sales

Sales	673.0	100.0	683.2	100.0
Net change in work in progress and finished goods	4.1	0.6	(0.9)	(0.1)
Raw material costs	(246.6)	(36.6)	(242.7)	(35.5)
External services	(130.2)	(19.4)	(129.0)	(18.9)
Gross margin	300.3	44.6	310.6	45.5
Labor costs	(167.4)	(24.9)	(167.3)	(24.5)
Other operating costs	(44.7)	(6.6)	(37.8)	(5.6)
EBITDA (*)	88.2	13.1	105.5	15.4
Depreciation	(47.3)	(7.0)	(53.2)	(7.7)
EBITA (*)	40.9	6.1	52.3	7.7

(*): Before exceptional items of € 9.8 million in the fourth quarter of 2004 (Fourth quarter 2003: € 12.0 million)

Sales

Sales of Kappa Packaging decreased by € 10.2 million, or 1.5%, to € 673.0 million in the fourth quarter of 2004 from € 683.2 million in the fourth quarter of 2003.

Sales volumes in the fourth quarter of 2004 increased by 3.6% compared to the fourth quarter of 2003, due to higher sales volumes in our Paper & Board segment. Sales volumes in our Packaging segment were on the same level.

Compared to the third quarter of 2004, sales volumes decreased by 1.8% as a result of decreased sales volumes in our Packaging segment (-/-4.3%), whereas sales volumes in our Paper & Board segment remained about on the same level.

Sales prices for testliner, kraftliner and packaging products increased in the fourth quarter of 2004.

Raw material costs

Raw material costs of Kappa Packaging increased by € 3.9 million, or 1.6%, to € 246.6 million in the fourth quarter of 2004 from € 242.7 million in the same period last year. As a percentage of sales, raw material costs increased to 36.6% from 35.5%.

External services

External services increased by € 1.2 million, or 0.9%, to € 130.2 million in the fourth quarter of 2004. The increase was mainly due to increased freight charges, partly offset by decreased energy costs and maintenance costs.

Labor costs

Despite general wage increases, labor costs (before exceptional items) of € 167.4 million in the fourth quarter of 2004 remained almost on the same level as the comparable quarter last year as a result of reductions in headcount and decreased costs for temporary employees. The average number of full time employees decreased by approximately 4% in the fourth quarter of 2004 compared to the same period last year.

Other operating costs

Other operating costs (before exceptional items) increased by € 6.9 million, or 18.3%, to € 44.7 million in the fourth quarter of 2004 from € 37.8 million in the fourth quarter of 2003. This increase is mainly the result of reclassifications in insurance and leasing costs in the fourth quarter. The full year operating costs for 2004 were even slightly below the level of 2003.

EBITDA

EBITDA (before exceptional items) of Kappa Packaging decreased by € 17.3 million, or 16.4%, to € 88.2 million in the fourth quarter of 2004 from € 105.5 million in the fourth quarter of 2003.

EBITDA in our Paper & Board segment decreased by € 0.7 million, and EBITDA in our Packaging segment decreased by € 20.3 million.

The EBITDA decrease in our Packaging segment is mainly the result of lower average sales prices for our packaging products.

Compared to the third quarter of 2004, EBITDA (before exceptional items) of Kappa Packaging decreased by € 12.0 million, or 12.0%, from € 100.2 million in the third quarter of 2004. This decrease was mainly caused by decreased EBITDA in both our Paper & Board segment (€ 8.9 million) and Packaging segment (€ 4.3 million).

EBITA

EBITA (before exceptional items) of Kappa Packaging decreased in the fourth quarter of 2004 by € 11.4 million, or 21.8%, to € 40.9 million from € 52.3 million in the fourth quarter of 2003.

This decrease was due to decreased EBITDA (€ 17.3 million) and lower depreciation expenses (€ 5.9 million). The decrease in depreciation expenses is mainly the result of additional depreciation expenses incurred in the fourth quarter of 2003 related to the close down of Kappa Mennecy Paper, Kappa Sturovo Solid Board and Kappa Moscow.

Compared to the third quarter of 2004, EBITA (before exceptional items) of Kappa Packaging decreased by € 11.5 million, or 21.9%, from € 52.4 million as a result of decreased EBITDA (€ 12.0 million) and lower depreciation expenses (€ 0.5 million).

Liquidity and cash flow

(€ in millions)

Kappa Packaging generated a net cash inflow from commercial operations of € 436.0 million in 2004 compared to € 447.5 million in 2003. This reflects a decrease of € 11.5 million, which is mainly the result of decreased EBITDA before exceptional items (-/- € 35.2 million), improved working capital (+ € 11.5 million) and decreased payments from provisions (+ € 10.7 million).

The decrease in interest paid of € 13.4 million, from € 152.4 million in 2003 to € 139.0 million in 2004, is mainly the result of decreased interest payments on the Senior Credit Facilities. Corporate income taxes paid decreased by € 4.5 million to € 11.1 million from € 15.6 million.

As a result, Kappa Packaging realized a net cash inflow from operating activities of € 292.5 million in 2004 compared to a net cash inflow of € 279.5 million in 2003.

The net cash outflow from investing activities decreased by € 2.0 million to € 144.0 million in 2004 from € 146.0 million in 2003. Capital expenditures increased by € 7.7 million to € 149.1 million in 2004 from € 141.4 million in 2003.

In August 2004, our corrugated packaging plant Kappa Almeria (Spain) was fully destroyed by fire. In 2004, we received an advance payment of € 10 million (net) in cash from the insurance company for business interruption and property damage.

As a result of the above, Kappa Packaging realized a net cash inflow before financing activities of € 141.9 million in 2004 compared to a net cash inflow of € 133.5 million in 2003.

Kappa Packaging realized a net cash outflow from financing activities of € 142.5 million in 2004 compared to a net cash outflow of € 122.7 million in 2003.

In 2004, repayments of € 132.2 million (2003: € 110.2 million) were made under the Senior Credit Facilities (including additional mandatory prepayments from excess cash flow of € 3.3 million (2003:€ 8.7 million)) and payments on other long-term debt of € 6.2 million (2003: € 6.3 million). Short-term borrowings of € 11.6 million were drawn in 2004 (2003: € 1.2 million repaid). In addition changes in the hedging instrument for the currency risk on the USD senior notes principal resulted in a cash outflow of € 15.7 million in 2004. As at December 31, 2004, the currency risk on the USD senior notes principal is hedged through a cross currency swap.

Furthermore, in 2003, we issued Senior Subordinated Notes of € 95.0 million of which the proceeds were used to redeem the euro-denominated mezzanine notes of € 100.0 million.

As a result, cash and cash equivalents increased with € 3.9 million (after translation movements) to € 244.6 million as at December 31, 2004 from € 240.7 million as at December 31, 2003.

Segmentation

The operations of Kappa Packaging consist of two businesses, the paper and board business (“Paper & Board”) and the corrugated and solid board packaging business (“Packaging”). The Paper & Board business uses woodchips and recovered paper to produce corrugated case materials, solid board case materials and speciality/graphic board, whereas the Packaging business uses corrugated case materials and solid board case materials as raw material for the production and sale of corrugated and solid board packaging.

The segment income (EBITA) is based on earnings before interest, tax, amortization and exceptional items. Corporate items are not allocated to the segments and include costs incurred by the corporate head office as well as costs and assets relating to geographical holding companies.

It should be noted that the total of amounts provided in any segment analysis below will not necessarily equal amounts shown on a consolidated basis due to intercompany eliminations and corporate items.

Paper & Board

Paper & Board (€ in millions)	Fourth Quarter 2004	% of sales	Fourth Quarter 2003	% of sales

Sales	300.9	100.0	286.6	100.0
Net change in work in progress and finished goods	5.9	2.0	4.1	1.4
Raw material costs	(118.8)	(39.5)	(108.4)	(37.8)
External services	(71.6)	(23.8)	(71.3)	(24.9)
Gross margin	116.4	38.7	111.0	38.7
Labor costs	(45.6)	(15.2)	(44.1)	(15.4)
Other operating costs	(15.1)	(5.0)	(10.5)	(3.6)
EBITDA (*)	55.7	18.5	56.4	19.7
Depreciation	(17.4)	(5.8)	(28.2)	(9.9)
EBITA (*)	38.3	12.7	28.2	9.8

(*): Before exceptional items

Sales

Sales of the Paper & Board segment increased by € 14.3 million, or 5.0%, to € 300.9 million from € 286.6 million mainly due to higher sales volumes. Sales volumes in the fourth quarter 2004 increased by 6.6% compared to the fourth quarter of 2003.

Raw material costs

Raw material costs increased by € 10.4 million, or 9.6%, to € 118.8 million due to higher average prices for recovered paper and higher sales volumes (+6.6%). As a percentage of sales, raw material costs increased to 39.5% from 37.8%.

External services

External services increased by € 0.3 million, or 0.4%, to € 71.6 million due to increased freight charges and maintenance expenses, partly offset by lower energy costs.

Labor costs

Labor costs increased by € 1.5 million, or 3.4%, to € 45.6 million from € 44.1 million due to general wage increases and higher pension costs, partly offset by a decrease in the average number of full time and temporary employees by approximately 9%, mainly due to FTE-reduction programs.

Other operating costs

Other operating costs increased by € 4.6 million, or 43.8%, to € 15.1 million from € 10.5 million as a result of reclassifications in insurance and leasing costs in the fourth quarter and currency differences.

EBITDA

EBITDA (before exceptional items) of the Paper & Board segment decreased by € 0.7 million, or 1.2%, to € 55.7 million in the fourth quarter of 2004 from € 56.4 million in the fourth quarter of 2003.

Packaging

Packaging (€ in millions)	Fourth Quarter 2004	% of sales	Fourth Quarter 2003	% of sales

Sales	526.7	100.0	535.4	100.0
Net change in work in progress and finished goods	(1.7)	(0.3)	(5.0)	(0.9)
Raw material costs	(285.6)	(54.2)	(273.1)	(51.0)
External services	(58.7)	(11.2)	(57.7)	(10.8)
Gross margin	180.7	34.3	199.6	37.3
Labor costs	(116.5)	(22.1)	(116.9)	(21.8)
Other operating costs	(26.9)	(5.1)	(25.1)	(4.7)
EBITDA (*)	37.3	7.1	57.6	10.8
Depreciation	(26.3)	(5.0)	(23.7)	(4.5)
EBITA (*)	11.0	2.1	33.9	6.3

(*): Before exceptional items

Sales

Sales of the Packaging segment decreased by € 8.7 million, or 1.6%, to € 526.7 million from € 535.4 million mainly as a result of lower average sales prices for corrugated packaging products. Sales volumes in the fourth quarter of 2004 were about on the same level as in the fourth quarter of 2003.

Raw material costs

Raw material costs of the Packaging segment increased by € 12.5 million, or 4.6%, to € 285.6 million from € 273.1 million. As a percentage of sales, raw material costs increased to 54.2% from 51.0%.

External services

External services increased by € 1.0 million, or 1.7%, to € 58.7 million from € 57.7 million.

Labor costs

Labor costs of the Packaging segment decreased by € 0.4 million, or 0.3%, to € 116.5 million from € 116.9 million, despite general wage increases. This decrease is mainly the result of a decrease in the average number of full time employees and temporary employees by about 2% compared to the same period last year, mainly due to FTE-reduction programs.

Other operating costs

Other operating costs increased by € 1.8 million, or 7.2%, to € 26.9 million from € 25.1 million.

EBITDA

EBITDA (before exceptional items) of the Packaging segment decreased by € 20.3 million, or 35.2%, to € 37.3 million in the fourth quarter of 2004 from € 57.6 million in the fourth quarter of 2003.

Kappa Packaging - Consolidated statements of income

(€ in millions)	Fourth Quarter 2004	Fourth Quarter 2003	Full Year 2004	Full Year 2003

Sales	673.0	683.2	2,786.2	2,841.7

Net change in work in progress and finished goods	4.1	(0.9)	8.6	(10.0)

Net sales including net change in work in progress and finished goods	677.1	682.3	2,794.8	2,831.7

Raw materials	(246.6)	(242.7)	(1,000.6)	(1,003.7)
External services	(130.2)	(129.0)	(529.4)	(524.8)

Gross margin	300.3	310.6	1,264.8	1,303.2

Labor costs	(174.7)	(175.7)	(690.8)	(702.6)
Depreciation and amortization	(55.0)	(60.9)	(206.6)	(210.3)
Other operating costs	(47.2)	(41.4)	(182.4)	(183.3)

Operating result	23.4	32.6	185.0	207.0

Net financial items	(57.4)	(62.6)	(230.2)	(237.8)

Income before taxation	(34.0)	(30.0)	(45.2)	(30.8)

Taxation	(30.2)	11.2	(33.9)	6.5
Income from participations	(0.5)	0.2	(0.2)	0.4
Minority interests	(0.1)	(0.1)	(0.1)	(0.1)

Net result	(64.8)	(18.7)	(79.4)	(24.0)

Kappa Packaging - Consolidated EBITDA and EBITA

(€ in millions)	Fourth Quarter 2004	Fourth Quarter 2003	Full Year 2004	Full Year 2003

Operating result	23.4	32.6	185.0	207.0
Depreciation and amortization	55.0	60.9	206.6	210.3
Exceptional items	9.8	12.0	14.5	24.0

EBITDA (before exceptional items)	88.2	105.5	406.1	441.3

Depreciation	(47.3)	(53.2)	(177.2)	(181.1)

EBITA (before exceptional items)	40.9	52.3	228.9	260.2

Kappa Packaging - Consolidated balance sheets

(€ in millions)	December 31, 2004	December 31, 2003

Fixed assets
Intangible fixed assets	827.2	855.3
Tangible fixed assets	1,596.8	1,604.5
Financial fixed assets	59.4	103.3

Total fixed assets	2,483.4	2,563.1

Current assets
Inventories	264.2	249.9
Accounts receivable	413.6	419.6
Other receivables	12.2	13.6
Taxation and social security	25.5	22.2
Prepayments and accrued income	14.3	16.6
Cash and cash equivalents	244.6	240.7

Total current assets	974.4	962.6

TOTAL ASSETS	3,457.8	3,525.7

Group equity	19.6	80.5

Shareholders’ loans	732.6	678.3

Provisions	256.9	259.1

Long-term liabilities	1,705.1	1,868.5

Current liabilities
Bank overdrafts	12.1	0.6
Short-term portion of long-term liabilities	159.4	133.6
Accounts payable	342.0	279.7
Other payables	6.0	5.3
Taxation and social security	36.3	36.2
Accrued interest expenses	42.9	32.9
Other accrued expenses and deferred income	144.9	151.0

Total current liabilities	743.6	639.3

TOTAL EQUITY AND LIABILITIES	3,457.8	3,525.7

Kappa Packaging - Group equity

The changes in group equity are as follows:

(€ in millions)	Group equity	Shareholders’ equity	Minority interests

Balance at January 1, 2004	80.5	79.1	1.4

Net result	(79.2)	(79.4)	0.2
Translation differences	18.3	18.3	—

Balance at December 31, 2004	19.6	18.0	1.6

Kappa Packaging - Consolidated statements of cash flow

(€ in millions)	Full Year 2004	Full Year 2003

Cash flow from commercial operations	436.0	447.5

Interest paid	(139.0)	(152.4)
Income taxes paid	(11.1)	(15.6)

Net cash flow from operating activities	285.9	279.5

Cash flow from investing activities
Net investment in tangible fixed assets	(149.1)	(141.4)
Insurance proceeds property damage	6.7	—
Net investment in financial fixed assets	—	(0.6)
Net investment in intangible fixed assets	(1.6)	(2.3)
Acquisition of group companies	—	(1.7)

Net cash flow from investing activities	(144.0)	(146.0)

Cash flow before financing activities	141.9	133.5

Cash flow from financing activities
Net change in long-term liabilities	(138.4)	(121.5)
Net change in bank overdrafts	11.6	(1.2)
Cross currency swap	(15.7)	—

Net cash flow from financing activities	(142.5)	(122.7)

Change in cash and cash equivalents	(0.6)	10.8

Cash and cash equivalents beginning of period	240.7	233.6

Cash from acquisitions	—	0.3

Translation movements on cash and cash equivalents	4.5	(4.0)

Cash and cash equivalents end of period	244.6	240.7

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kappa Holding B.V.

	By:	/s/ G.P.F. Beurskens
	Name:	G.P.F. Beurskens
	Title:	President/Managing Director

	By:	/s/ H. Wagter
	Name:	H. Wagter
	Title:	Chief Financial Officer/Managing Director

Dated: July 4, 2005